CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated May 14, 1998 in the matter of File No. 70-9171.

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Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On August 3, 2001, the issuance by the Company of $60,000,000 aggregate principal amount of its Series C 4.69% Senior Notes due August 1, 2003 (the "Series C Notes"), pursuant to the Third Supplemental Indenture dated as of August 3, 2001, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2.       Filed herewith are the following exhibits:

                 Exhibit A -- Prospectus supplement with respect to the
                              Series C Notes, dated July 31, 2001. (Filed electronically August 1, 2001, in File Nos. 333-59942, 333-59942-01 and 333-59942-02.)

                 Exhibit B -- Underwriting Agreement with respect to the
                              Series C Notes dated July 31, 2001. (Designated in Form 8-K dated July 31, 2001 as Exhibit 1.1.)

                 Exhibit C -- Third Supplemental Indenture dated as of
                              August 3, 2001 to the Senior Note Indenture dated as of January 1, 1998 between the Company and The Chase Manhattan Bank, as Trustee. (Designated in Form 8-K dated July 31, 2001, as Exhibit 4.2.)

                 Exhibit E -- Opinion of Beggs & Lane, A Registered Limited
                              Liability Partnership, dated August 9, 2001.



Dated    August 9, 2001                              GULF POWER COMPANY



                                                     By  /s/Wayne Boston
                                                          Wayne Boston
                                                      Assistant Secretary